WESTERN WIND ENERGY CORP.
632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
August 17, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,969,859
DEFAULT STATUS REPORT

The following is a Default Status Report of Western Wind Energy Corp. (the "Company") relating to the Company's Notice of Default contained in its news release of June 8, 2007 (the "Notice of Default"). In accordance with Appendix B of CSA Policy 57-301:

1. The Company advises that there is no material change in the information contained in the Notice of Default.

2. Management of the Company has been informed that, among other things, a draft independent appraisal report for the Mesa Wind Farm and Windridge Wind Farm, as required by the Company's auditors, was completed and delivered to the auditors. In the 2007 audit process, certain deficiencies were noted in the 2006 financial statements. A restatement amending these deficiencies is required to be completed before the 2007 financial statements will be completed by the auditors and these are expected to be completed along with the restated management discussion and analysis not later than Tuesday, August 21, 2007. As a result, the Company has been unable to meet the anticipated filing date of July 31, 2007, which was previously disclosed in the Default Status Report dated August 3, 2007.

3. The Company advises that, as a result of its inability to file audited financial statements for the year ended January 31, 2007, it is unable to file financial statements within the time period set out by the securities regulatory authorities, for the quarter ended April 30, 2007.

4. Other than disclosed herein, the Company advises that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

Management of the Company believes that the 2007 financial statements and related management discussion and analysis will be completed and filed on or before August 27, 2007, but there can be no assurance that this date will be met. Notwithstanding any of the foregoing, the Company may be subject to an issuer cease trade order without further notice as the financial statements will not be filed within two months after the Notice of Default, which was disseminated on June 8, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS
"James A. Henning"
James A. Henning
Chief Financial Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.